UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Centennial Resource Development, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

15136A102

(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 27, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15136A102		13D

1	Names of Reporting Persons Silver Run Sponsor, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,380,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,380,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,380,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.6%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 15136A102		13D

1	Names of Reporting Persons Silver Run Sponsor Manager, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,380,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,380,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,380,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.6%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 15136A102		13D

1	Names of Reporting Persons Riverstone Centennial Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person PN

CUSIP No. 15136A102		13D

1	Names of Reporting Persons Riverstone VI REL Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 15136A102		13D

1	Names of Reporting Persons Riverstone US Centennial Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 17,500,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 17,500,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,500,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.1%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 15136A102		13D

1	Names of Reporting Persons REL IP General Partner LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 17,500,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 17,500,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,500,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.1%

14	Type of Reporting Person PN

CUSIP No. 15136A102		13D

1	Names of Reporting Persons REL IP General Partner Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 17,500,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 17,500,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,500,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.1%

14	Type of Reporting Person CO

CUSIP No. 15136A102		13D

1	Names of Reporting Persons Riverstone Energy Limited Investment Holdings, LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 17,500,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 17,500,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,500,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.1%

14	Type of Reporting Person PN

CUSIP No. 15136A102		13D

1	Names of Reporting Persons Riverstone Holdings II (Cayman) Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 17,500,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 17,500,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,500,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.1%

14	Type of Reporting Person CO

CUSIP No. 15136A102		13D

1	Names of Reporting Persons Riverstone Non-ECI USRPI AIV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,300,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,300,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,300,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.2%

14	Type of Reporting Person PN

CUSIP No. 15136A102		13D

1	Names of Reporting Persons Riverstone Non-ECI USRPI AIV GP, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,300,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,300,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,300,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.2%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 15136A102		13D

1	Names of Reporting Persons Riverstone Non-ECI Partners GP (Cayman), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,300,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,300,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,300,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.2%

14	Type of Reporting Person PN

CUSIP No. 15136A102		13D

1	Names of Reporting Persons Riverstone Non-ECI GP Cayman LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,300,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,300,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,300,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.2%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 15136A102		13D

1	Names of Reporting Persons Riverstone Non-ECI GP Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,300,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,300,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,300,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.2%

14	Type of Reporting Person CO

CUSIP No. 15136A102		13D

1	Names of Reporting Persons Riverstone VI Centennial QB Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 59,205,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 59,205,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 59,205,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 30.9%

14	Type of Reporting Person PN

CUSIP No. 15136A102		13D

1	Names of Reporting Persons Riverstone Energy Partners VI, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 59,205,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 59,205,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 59,205,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 30.9%

14	Type of Reporting Person PN

CUSIP No. 15136A102		13D

1	Names of Reporting Persons Riverstone Energy GP VI, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 59,205,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 59,205,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 59,205,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 30.9%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 15136A102		13D

1	Names of Reporting Persons Riverstone Energy GP VI Corp

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 59,205,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 59,205,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 59,205,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 30.9%

14	Type of Reporting Person CO

CUSIP No. 15136A102		13D

1	Names of Reporting Persons Riverstone Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 79,585,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 79,585,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 79,585,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 41.6%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 15136A102		13D

1	Names of Reporting Persons David M. Leuschen

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 101,385,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 101,385,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,385,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 52.9%

14	Type of Reporting Person IN

CUSIP No. 15136A102		13D

1	Names of Reporting Persons Pierre F. Lapeyre, Jr.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 101,385,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 101,385,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,385,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 52.9%

14	Type of Reporting Person IN

CUSIP No. 15136A102	13D

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on October 21, 2016 (the “Statement”), relating to the Class A Common Stock (the “Class A Common Stock”) of Centennial Resource Development, Inc. (formerly known as Silver Run Acquisition Corporation), a corporation formed under the laws of Delaware (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 2.                                                         Identity and Background

Item 2 of the Statement is amended and restated in its entirety as follows:

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)                                 Silver Run Sponsor, LLC (“Silver Run Sponsor”);

(2)                                 Silver Run Sponsor Manager, LLC (“Silver Run Manager”);

(3)                                 Riverstone Centennial Holdings, L.P. (“Riverstone Centennial”);

(4)                                 Riverstone VI REL Holdings GP, LLC (“Riverstone REL”);

(5)                                 REL US Centennial Holdings, LLC (“REL US”);

(6)                                 REL IP General Partner LP (“REL IP”);

(7)                                 REL IP General Partner Limited (“REL IP GP”);

(8)                                 Riverstone Energy Limited Investment Holdings, LP (“Riverstone Investment”);

(9)                                 Riverstone Holdings II (Cayman) Ltd. (“Riverstone Holdings II”);

(10)                          Riverstone Non-ECI USRPI AIV, L.P. (“Riverstone Non-ECI”);

(11)                          Riverstone Non-ECI USRPI AIV GP, L.L.C. (“Riverstone Non-ECI GP”);

(12)                          Riverstone Non-ECI Partners GP (Cayman), L.P. (“Non-ECI Cayman”);

(13)                          Riverstone Non-ECI Partners GP Cayman LLC (“Non-ECI Cayman GP”);

(14)                          Riverstone Non-ECI GP Ltd. (“Non-ECI GP Ltd.” and, together with Non-ECI Cayman, Riverstone Holdings II, Riverstone Investment, REL IP GP and REL IP, the “Riverstone Cayman Entities”);

(15)                          Riverstone VI Centennial QB Holdings, L.P. (“Riverstone QB Holdings”);

(16)                          Riverstone Energy Partners VI, L.P. (“Riverstone Energy Partners”);

(17)                          Riverstone Energy GP VI, LLC (“Riverstone Energy GP”);

(18)                          Riverstone Energy GP VI Corp (“Riverstone Energy Corp”);

(19)                          Riverstone Holdings LLC (“Riverstone Holdings” and, together with Riverstone Centennial, Riverstone REL, REL US, Riverstone Non-ECI, Riverstone  Non-ECI Cayman GP, Riverstone QB Holdings, Riverstone Energy Partners, Riverstone Energy GP, and Riverstone Energy Corp, the “Riverstone Delaware Entities”);

(20)                          David M. Leuschen  (“Mr. Leuschen”); and

(21)                          Pierre F. Lapeyre, Jr. (“Mr. Lapeyre”).

Silver Run Sponsor, Silver Run Manager, and the Riverstone Delaware Entities are each organized under the laws of the State of Delaware.  The Riverstone Cayman Entities are each

CUSIP No. 15136A102	13D

organized the laws of the Cayman Islands. The business address of each of Silver Run Sponsor and Silver Run Manager is 1000 Louisiana St., Suite 1450, Houston, Texas 77002.  The business address of each of the Riverstone Delaware Entities and Riverstone Cayman entities is c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, NY 10019.  Silver Run Sponsor, Silver Run Manager, the Riverstone Delaware Entities and the Riverstone Cayman Entities are principally engaged in the business of investing in securities, including the Issuer.

Information with respect to the executive officers and directors of Silver Run Sponsor, Silver Run Manager, the Riverstone Delaware Entities and the Riverstone Cayman Entities (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

Mr. Leuschen and Mr. Lapeyre are citizens of the United States of America.  They are the senior managing directors and the sole members of Riverstone Holdings.  The business address of Mr. Leuschen and Mr. Lapeyre is 712 Fifth Avenue, 36th Floor, New York, NY 10019.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.                                                         Purpose of Transaction

Item 4 of the Statement is amended and supplemented as follows:

Silverback Subscription Agreement

On November 27, 2016, Riverstone Silverback Holdings, L.P. (the “Riverstone Subscriber”) entered into a subscription agreement (the “SB Subscription Agreement”) with the Issuer, pursuant to which the Riverstone Subscriber, a subsidiary of  Riverstone REL, agreed to purchase up to approximately $400 million in shares of (i) Class A Common Stock, at a purchase price of $14.54 per share, subject to adjustment as described below (the “Class A Shares”), and (ii) the Issuer’s convertible Series B Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”), at a purchase price of $3,635 per share (or $14.54 per share on an as-converted basis), subject to adjustment as described below (the “Series B Shares” and, together with the Class A Shares, the “SB Subscription Shares”), plus up to an additional approximately $100 million in shares of Class A Common Stock and/or Series B Preferred Stock at the same respective purchase prices set forth above.

If the number of Class A Shares to be issued to the Riverstone Subscriber, together with any additional shares of Class A Common Stock that may be issued to finance the acquisition of Silverback Exploration, LLC and Silverback Operating, LLC by Centennial Resource Production, LLC (the “Acquisition”), would exceed 19.9% of the issued and outstanding Class A Common Stock, then the Riverstone Subscriber will purchase a number of Class A Shares such that the 19.9% limitation will not be exceeded and will purchase its remaining commitment in Series B Shares.  In the event Centennial determines to finance any portion of the Acquisition by issuing additional shares of common stock or preferred stock to one or more additional purchasers at a per share price less than the price payable by the Riverstone Subscriber, then the Riverstone Subscriber’s purchase price will be correspondingly reduced to the lowest per share price to be paid by any such additional purchaser.

Riverstone Subscriber has assigned its rights under the SB Subscription Agreement to Riverstone QB Holdings, Riverstone Non-ECI and REL US, pursuant to which the SB Subscription Shares will be purchased by Riverstone QB Holdings, Riverstone Non-ECI and REL US pro rata in proportion to their limited partnership interests in Riverstone Centennial.

The foregoing description of the SB Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Riverstone Centennial Distribution

On December 15, 2016, Riverstone Centennial disposed of all of its shares of Class A Common Stock in a pro rata distribution to all of its limited partners. As a result, REL US, Riverstone Non-ECI and Riverstone QB Holdings, as the limited partners of Riverstone Centennial, each became the record holder of the number of shares of Class A Common Stock as set forth herein.

CUSIP No. 15136A102	13D

Item 5.                                                         Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 183,505,000 shares of Class A Common Stock outstanding as of November 15, 2016.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Silver Run Sponsor, LLC	20,380,000	10.6%	0	20,380,000	0	20,380,000
Silver Run Sponsor Manager, LLC	20,380,000	10.6%	0	20,380,000	0	20,380,000
Riverstone Centennial Holdings, L.P.	0	0%	0	0	0	0
Riverstone VI REL Holdings GP, LLC	0	0%	0	0	0	0
REL US Centennial Holdings, LLC	17,500,000	9.1%	0	17,500,000	0	17,500,000
REL IP General Partner LP	17,500,000	9.1%	0	17,500,000	0	17,500,000
REL IP General Partner Limited	17,500,000	9.1%	0	17,500,000	0	17,500,000
Riverstone Energy Limited Investment Holdings, LP	17,500,000	9.1%	0	17,500,000	0	17,500,000
Riverstone Holdings II (Cayman) Ltd.	17,500,000	9.1%	0	17,500,000	0	17,500,000
Riverstone Non-ECI USRPI AIV, L.P.	4,300,000	2.2%	0	4,300,000	0	4,300,000
Riverstone Non-ECI USRPI AIV GP, L.L.C.	4,300,000	2.2%	0	4,300,000	0	4,300,000
Riverstone Non-ECI Partners GP (Cayman), L.P.	4,300,000	2.2%	0	4,300,000	0	4,300,000
Riverstone Non-ECI GP Cayman LLC	4,300,000	2.2%	0	4,300,000	0	4,300,000
Riverstone Non-ECI GP Ltd.	4,300,000	2.2%	0	4,300,000	0	4,300,000
Riverstone VI Centennial QB Holdings, L.P.	59,205,000	30.9%	0	59,205,000	0	59,205,000
Riverstone Energy Partners VI, L.P.	59,205,000	30.9%	0	59,205,000	0	59,205,000
Riverstone Energy GP VI, LLC	59,205,000	30.9%	0	59,205,000	0	59,205,000
Riverstone Energy GP VI Corp	59,205,000	30.9%	0	59,205,000	0	59,205,000
Riverstone Holdings LLC	79,585,000	41.6%	0	79,585,000	0	79,585,000
David M. Leuschen	101,385,000	52.9%	0	101,385,000	0	101,385,000
Pierre F. Lapeyre Jr.	101,385,000	52.9%	0	101,385,000	0	101,385,000

CUSIP No. 15136A102	13D

Silver Run Sponsor is the record holder of 12,380,000 shares of Class A Common Stock and warrants to purchase an additional 8,000,000 shares of Class A Common Stock that are exercisable at any time. REL US, Riverstone Non-ECI and Riverstone QB Holdings are the record holders of 17,500,000, 4,300,000 and 59,205,000 shares of Class A Common Stock, respectively. As of the date of this filing Riverstone Centennial does not own any shares of Class A Common Stock.

Silver Run Manager is the managing member of Silver Run Sponsor. Riverstone Holdings is the managing member of Silver Run Manager. Mr. Leuschen and Mr. Lapeyre are the managing directors of Riverstone Holdings and have or share voting and investment discretion with respect to the securities held of record by Silver Run Sponsor. As such, each of Silver Run Manager, Riverstone Holdings, Mr. Leuschen and Mr. Lapeyre may be deemed to have or share beneficial ownership of the securities held directly by Silver Run Sponsor. Each such entity or person disclaims any such beneficial ownership of such securities.

Riverstone Holdings is also the sole shareholder of Riverstone Energy Corp, which is the managing member of Riverstone Energy GP, which is the general partner of Riverstone Energy Partners, which is the general partner of Riverstone QB Holdings.  Riverstone Energy GP is managed by an eight person managing committee consisting of Mr. Lapeyre, Mr. Leuschen, James T. Hackett, Michael B. Hoffman, and N. John Lancaster and, on a rotating basis, one of E. Bartow Jones, Baran Tekkora and Robert M. Tichio. As such, each of Riverstone Energy GP, Riverstone Energy Corp, Riverstone Holdings, Mr. Leuschen and Mr. Lapeyre may be deemed to have or share beneficial ownership of the Class A Common Stock held directly by Riverstone QB Holdings.  Each such entity or person disclaims any such beneficial ownership.

Riverstone Holdings II is the general partner of Riverstone Investment, which is the sole shareholder of REL IP GP, which is the general partner of REL IP, which is the managing member of REL US. Mr. Leuschen and Mr. Lapeyre are the sole shareholders of Riverstone Holdings II and have or share voting and investment discretion with respect to the securities held of record by REL US. As such, each of REL IP, REL IP GP, Riverstone Holdings II, Mr. Leuschen and Mr. Lapeyre may be deemed to have or share beneficial ownership of the securities held directly by REL US. Each such entity or person disclaims any such beneficial ownership of such securities.

Non-ECI GP Ltd. is the sole member of Non-ECI Cayman GP, which is the general partner of Non-ECI Cayman, which is the sole member of Riverstone Non-ECI GP, which is the general partner of Riverstone Non-ECI. Non-ECI GP Ltd. is managed by Mr. Leuschen and Mr. Lapeyre, who have or share voting and investment discretion with respect to the securities held of record by Riverstone Non-ECI. As such, each of Riverstone Non-ECI GP, Non-ECI Cayman, Non-ECI Cayman GP, Non-ECI GP Ltd., Mr. Leuschen and Mr. Lapeyre may be deemed to have or share beneficial ownership of the securities held directly by Riverstone Non-ECI. Each such entity or person disclaims any such beneficial ownership of such securities.

(c)                                  Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Class A Common Stock.

CUSIP No. 15136A102	13D

(d)                                 None.

(e)                                  As of December 15, 2016, Riverstone REL and Riverstone Centennial ceased to beneficially own any shares of Class A Common Stock of the Issuer.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Statement is amended and supplemented as follows:

Item 4 above summarizes certain provisions of the SB Subscription Agreement and is incorporated herein by reference.  A copy of the SB Subscription agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                                                                            Materials to be Filed as Exhibits

Item 7 of the Statement is amended and restated in its entirety as follows:

Exhibit Number	Description

1	Joint Filing Agreement.
2

Subscription Agreement, dated July 21, 2016, by and between Silver Run Acquisition Corporation and Riverstone Centennial Holdings, L.P. (incorporated by reference to Annex H to the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on September 23, 2016).

3

Amended and Restated Registration Rights Agreement, dated as of October 11, 2016, by and among Centennial Resource Development, Inc. (formerly known as Silver Run Acquisition Corporation), Silver Run Sponsor, LLC, the individuals party thereto, Centennial Resource Development, LLC, NGP Centennial Follow-On LLC, Celero Energy Company, LP and Riverstone Holdings, L.P. (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 11, 2016).

4

Sponsor Warrants Purchase Agreement, dated February 23, 2016, between Silver Run Acquisition Corporation and Silver Run Sponsor, LLC (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 29, 2016).

5

Subscription Agreement, dated November 27, 2016, by and between Centennial Resource Development, Inc. and Riverstone Silverback Holdings, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 1, 2016).

24.1	Power of Attorney of David M. Leuschen (incorporated by reference to the Schedule 13D filed by the Reporting Persons on October 21, 2016).
24.2	Power of Attorney of Pierre F. Lapeyre, Jr. (incorporated by reference to the Schedule 13D filed by the Reporting Persons on October 21, 2016).

CUSIP No. 15136A102	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                  December 27, 2016

Silver Run Sponsor, LLC
By:	Silver Run Sponsor Manager, LLC, its managing member

By:	/s/ Thomas J. Walker
Title:	Managing Director

Silver Run Sponsor Manager, LLC

By:	/s/ Thomas J. Walker
Title:	Managing Director

Riverstone Centennial Holdings, L.P.
By:	Riverstone VI REL Holdings GP, LLC,
its general partner

By:	/s/ Thomas J. Walker
Title:	Managing Director

Riverstone VI REL Holdings GP, LLC

By:	/s/ Thomas J. Walker
Title:	Managing Director

REL US Centennial Holdings, LLC
By:	REL IP General Partner LP, its managing member
By:	REL IP General Partner Limited, its general partner

By:	/s/ Thomas J. Walker
Title:	Director

REL IP General Partner LP
By:	REL IP General Partner Limited, its general partner

By:	/s/ Thomas J. Walker
Title:	Director

CUSIP No. 15136A102	13D

REL IP General Partner Limited

By:	/s/ Thomas J. Walker
Title:	Director

Riverstone Energy Limited Investment Holdings, LP
By:	Riverstone Holdings II (Cayman) Ltd., its general partner

By:	/s/ Thomas J. Walker
Title:	Attorney-in-fact for David M. Leuschen, Director

Riverstone Holdings II (Cayman) Ltd.

By:	/s/ Thomas J. Walker
Title:	Attorney-in-fact for David M. Leuschen, Director

Riverstone Non-ECI USRPI AIV, L.P.
By:	Riverstone Non-ECI USRPI AIV GP, L.L.C., its general partner

By:	/s/ Thomas J. Walker
Title:	Managing Director

Riverstone Non-ECI USRPI AIV GP, L.L.C.

By:	/s/ Thomas J. Walker
Title:	Managing Director

Riverstone Non-ECI Partners GP (Cayman), L.P.
By:	Riverstone Non-ECI GP Cayman LLC, its general partner
By:	Riverstone Non-ECI GP Ltd., its sole member

By:	/s/ Thomas J. Walker
Title:	Director

CUSIP No. 15136A102	13D

Riverstone Non-ECI GP Cayman LLC
By:	Riverstone Non-ECI GP Ltd., its sole member

By:	/s/ Thomas J. Walker
Title:	Director

Riverstone Non-ECI GP Ltd.

By:	/s/ Thomas J. Walker
Title:	Director

Riverstone VI Centennial QB Holdings, L.P.
By:	Riverstone Energy Partners VI, L.P., its general partner
By:	Riverstone Energy GP VI, LLC, its general partner

By:	/s/ Thomas J. Walker
Title:	Managing Director

Riverstone Energy Partners VI, L.P.
By:	Riverstone Energy GP VI, LLC,
its general partner

By:	/s/ Thomas J. Walker
Title:	Managing Director

Riverstone Energy GP VI, LLC

By:	/s/ Thomas J. Walker
Title:	Managing Director

Riverstone Energy GP VI Corp

By:	/s/ Thomas J. Walker
Title:	Vice President

Riverstone Holdings LLC

By:	/s/ Thomas J. Walker, Authorized Person

CUSIP No. 15136A102	13D

David M. Leuschen

By:	/s/ Thomas J. Walker, attorney-in-fact

Pierre F. Lapeyre, Jr.

By:	/s/ Thomas J. Walker, attorney-in-fact

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons are set forth below. The business address of each individual is c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, New York 10019.

Riverstone Holdings LLC

Directors

Name	Present Principal Occupation or Employment	Citizenship
Pierre F. Lapeyre, Jr.	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
David M. Leuschen	Founder and Senior Managing Director of Riverstone Holdings LLC	United States

Riverstone Energy GP VI Corp

Directors

Name	Present Principal Occupation or Employment	Citizenship
Pierre F. Lapeyre, Jr.	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
David M. Leuschen	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
Thomas J. Walker	Partner of Riverstone Holdings LLC	United States
James T. Hackett	Partner of Riverstone Holdings LLC	United States
Michael B. Hoffman	Partner of Riverstone Holdings LLC	United States
N. John Lancaster	Partner of Riverstone Holdings LLC	United States
Baran Tekkora	Partner of Riverstone Holdings LLC	United States
E. Bartow Jones	Partner of Riverstone Holdings LLC	United States

Officers

Name	Present Principal Occupation or Employment	Citizenship
James T. Hackett	Partner of Riverstone Holdings LLC	United States
Michael B. Hoffman	Partner of Riverstone Holdings LLC	United States
N. John Lancaster	Partner of Riverstone Holdings LLC	United States
Baran Tekkora	Partner of Riverstone Holdings LLC	United States
E. Bartow Jones	Partner of Riverstone Holdings LLC	United States

Riverstone Energy GP VI, LLC

Managing Committee Members

Name	Present Principal Occupation or Employment	Citizenship
Pierre F. Lapeyre, Jr.	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
David M. Leuschen	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
James T. Hackett	Partner of Riverstone Holdings LLC	United States
Michael B. Hoffman	Partner of Riverstone Holdings LLC	United States
N. John Lancaster	Partner of Riverstone Holdings LLC	United States

E. Bartow Jones*	Partner of Riverstone Holdings LLC	United States
Baran Tekkora*	Partner of Riverstone Holdings LLC	United States
Robert M. Tichio*	Partner of Riverstone Holdings LLC	United States

* Serves on the Managing Committee on a rotating basis.

REL IP General Partner Limited

Directors

Name	Present Principal Occupation or Employment	Citizenship
Thomas J. Walker	Partner of Riverstone Holdings LLC	United States
Stephen S. Coats	Partner of Riverstone Holdings LLC	United States
Peter Haskopoulos	Partner of Riverstone Holdings LLC	United States

Riverstone Holdings II (Cayman) Ltd.

Directors

Name	Present Principal Occupation or Employment	Citizenship
Pierre F. Lapeyre, Jr.	Founder and Senior Managing Director of Riverstone Holdings LLC	United States
David M. Leuschen	Founder and Senior Managing Director of Riverstone Holdings LLC	United States

Riverstone Non-ECI GP Ltd.

Directors

Name	Present Principal Occupation or Employment	Citizenship
Thomas J. Walker	Partner of Riverstone Holdings LLC	United States
Peter Haskopoulos	Partner of Riverstone Holdings LLC	United States